Cambior Inc.
Common Shares
13201L103
December 31, 2001


CUSIP 13201L103
1. Sprott Securities Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 11,919,541 (11.4%)

6. 491,405 (0.5%)

7. 11,919,541 (11.4%)

8. 491,405 (0.5%)

9. 1,793,187 (1.7%)

10. n/a

11. 1.7%

12. BD


Item 1
(a) Cambior Inc.
(b) 1111, rue Saint-Charles ouest
    Tour est, bureau 750
    Longueuil, Quebec
    J4K 5G4

Item 2
(a) Sprott Securities Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 13201L103

Item 3
n/a

Item 4
(a) 1,793,187
(b) 1.7%
(c) (i) 11,919,541 (11.4%)
    (ii) 491,405 (0.5%)
    (iii) 11,919,541 (11.4%)
    (iv) 491,405 (0.5%)

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 9, 2002
W. Jeffrey Kennedy
Chief Financial Officer